SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
-------
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[  ] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16.  FORM 4 OR
     5 OBLIGATIONS MAY CONTINUE.

1.  NAME AND ADDRESS OF REPORTING PERSON
---------------------------------------
Riederer, Richard K.
400 Three Springs Drive
Weirton, WV   26062


2.  ISSUER NAME AND TICKER OR TRADING SYMBOL
--------------------------------------------
Weirton Steel Corporation
WS

3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON
-----------------------------------------------------
###-##-####

4.  STATEMENT FOR MONTH/YEAR
----------------------------
5/98

5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)
-----------------------------------------------

6.  RELATIONSHIP OF REPORTING PERSON TO ISSUER
    (CHECK ALL APPLICABLE)
-----------------------------------------------
[x]  DIRECTOR            [ ]  10% OWNER
[x]  OFFICER (give title)[ ]  OTHER (Specify below)

President and Chief Executive Officer
----------------------------------
----------------------------------


TABLE I.  NON-DERIVATIVE SEURITIES ACQUIRED, DISPOSED OF, OR
          BENEFICIALLY OWNED

1.  TITLE OF SECURITY
     Weirton Steel Corporation Common Stock

2.  TRANSACTION DATE
     5/11/98

3.  TRANSACTION CODE
     P

4.  SECURITIES ACQUIRED (A) OR DISPOSED OF (D)
    AMOUNT          (A) OR (D)           PRICE
    --------         ---------         --------
     33,000              A              $4.168


5.  AMOUNT OF SECURITIES BENEFICIALLY OWNED AT END OF MONTH
     67,775

6.  OWNERSHIP FORM: DIRECT(D) OR INDIRECT(I)
     67,500 direct
        275 indirect

7.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP
     by United National Bank as Trustee for the Weirton Steel
Corporation 1984 Employee Stock Ownership Plan
                -----------------------------------------------

TABLE II.  DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
           BENEFICIALLY OWNED (e.g. puts, calls, warrants, options, convertible securities)

1.  TITLE OF DERIVATIVE SECURITY
     Common Stock Options

2.  CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY
     $3.88 per share

3.  TRANSACTION DATE (MONTH/DAY/YEAR)
     March 19, 1998

4.  TRANSACTION CODE
     A

5.  NUMBER OF DERIVATIVE SECURITIES ACQUIRED(A) OR DISPOSED OF(D)
               (A)                         (D)
         --------------                 -------------
          517,500

6.  DATE EXERCISABLE AND EXPIRATION DATE (MONTH/DAY/YEAR)
          DATE EXERCISABLE           EXPIRATION DATE
          ----------------           ---------------
Options vest incrementally in the       6/24/2002
percentages indicated and become
exercisable on the day
following the day on which the 30-day
closing price of the Common Stock first
equals or exceeds the following prices:
10%@$4.25; 20%@$6.50; 30%@$7.25;
and 40%@$10.00. All options are exercisable on June 23, 2002 unless they have vested on the foregoing accelerated basis.

7.  TITLE AND AMOUNT OF UNDERLYING SECURITIES
           TITLE                    AMOUNT
          -------                  --------
     Weirton Steel Common Stock    517,500 shares

8.  PRICE OF DERIVATIVE SECURITY


9.  NUMBER OF DERIVATIVE SECURITIES BENEFICIALLY OWNED AT END OF
    MONTH
     637,500
10.  OWNERSHIP FORM OF DERIVATIVE SECURITY: DIRECT(D) OR
     INDIRECT(I)
     D
11.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP


TABLE II. (Continued)
1.  TITLE OF DERIVATIVE SECURITY
     Stock Units (each unit was the equivalent of a SAR, entitling the holder to the value of a share of Common Stock at the date of exercise, minus the fair market value of a share of Common Stock at the date of grant).

2.  CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY

3.  TRANSACTION DATE (MONTH/DAY/YEAR)
     [March 19, 1998]

4.  TRANSACTION CODE
     D

5.  NUMBER OF DERIVATIVE SECURITIES ACQUIRED(A) OR DISPOSED OF(D)
               (A)                         (D)
         --------------                 -------------
                                           450,000

6.  DATE EXERCISABLE AND EXPIRATION DATE (MONTH/DAY/YEAR)
          DATE EXERCISABLE           EXPIRATION DATE
          ----------------           ---------------
Date of exercisability depended on      6/23/2002
vesting dates of Stock Units.  Units
were to vest, if at all, in the separate percentages indicated after the
Common Stock traded for at least 30
consecutive days at or above the indicated prices: 10%@$4.25; 20%@$6.50; 30%@$7.25;
and 40%@$10.00.

7.  TITLE AND AMOUNT OF UNDERLYING SECURITIES
           TITLE                    AMOUNT
          -------                  --------
      Common Stock                 450,000 (the amount shown was
                                   the total number of shares of
                                   Common Stock underlying the
                                   units; the number of shares,
                                   if any, which would have been
                                   issued on exercise of the units
                                   could not be determined until
                                   that time.

8.  PRICE OF DERIVATIVE SECURITY
     Price of the underlying security at the date of grant was $3.00 per share of Common Stock; there was no purchase price for the Unit.

9.  NUMBER OF DERIVATIVE SECURITIES BENEFICIALLY OWNED AT END OF
    MONTH
     637,500
10.  OWNERSHIP FORM OF DERIVATIVE SECURITY: DIRECT(D) OR
     INDIRECT(I)
     D
11.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP